Filed by United Rentals, Inc.

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings Inc.

(Commission File No.: 001-33485)

Employee FAQs for the integration website

1.	Why is this transaction good for United Rentals and RSC?

This transaction brings together two of the largest and most respected equipment rental providers in North America to create a new, best-in-class equipment rental company. Our combined organization will have a strong presence across North America, with over 900 branches in the U.S. and Canada and the largest, most versatile fleet in the industry. United Rentals and RSC are both deeply committed to customer service and quality operations; together we will have a platform that is unparalleled in our industry.

2.	How is this merger good for employees?

The new company will have greater scale and stronger growth prospects that will translate into a wealth of opportunities for career growth and development for our employees. This merger brings together the best talent in our industry and we will learn from each other and take the best ideas and practices from both businesses to create an even stronger organization. We know that our people are our most important asset and we are committed to providing challenging and personally rewarding careers to our employees. We will also support our employees in reaching their full potential through the delivery of training and development opportunities.

3.	What will the new company be called and where will it be headquartered?

The combined company will be called United Rentals and will be headquartered in Connecticut.

4.	What will the new management structure be?

United Rentals’ CEO, Michael Kneeland, will remain as President and CEO. The senior leadership team for the combined company will include managers from both RSC and United Rentals. Seven of our Field VPs will be from United Rentals and seven will be from RSC. For more details on the leadership, please visit our integration website, www.urrscintegration.com, which can be accessed via the United Rentals and RSC intranets.

5.	Will there be changes to my salary when the transaction closes?

There will be no changes to your base pay as a result of the transaction close.

Once we are officially one company, we will transition current RSC employees to the United Rentals payroll cycle. Both companies currently pay their employees every two weeks; unfortunately the payroll cycles are not aligned. We have developed a transition plan for current RSC employees and will be providing more details on Day One of the new combined organization. This is purely a timing issue and will not affect anyone’s pay.

6.	Will my benefits change?

No. We understand that your healthcare and other employee benefits provide security to you and your family, and we take that responsibility seriously. Both United Rentals and RSC provide strong and very similar healthcare and employee benefit programs. For active employees, and those on a leave of absence, we are committed to continuing your current benefits through the end of 2012 without any changes to offerings, payroll contributions, enrollment systems or administration.

Open enrollment for the 2013 benefits year will occur in the fall for all employees. At that time, you will be able to make elections for new benefits offering effective January 1, 2013.

7.	Will my job responsibilities change when the transaction closes?

At close there will be no changes to your responsibilities for both RSC and United Rentals employees. From an operations standpoint, it will be business as usual. The top priority on both sides is to continue to provide customers with consistent, seamless support of the highest quality. However, as we integrate our two companies over the coming months there will be new processes and procedures and this may lead to changes to your role and responsibilities.

United Rentals is a large company with many opportunities for career growth and development. There are clear career paths for service and maintenance, drivers, sales, management and other positions. United Rentals also supports its employees in reaching their full potential through the delivery of training and development opportunities.

8.	Will my job title change when the transaction closes?

For most employees at United Rentals, there will be no change to your title. For RSC employees, there is the possibility that your title may change.

At the branch level, titles will largely follow the current United Rentals approach. While job titles at United Rentals and RSC may be different, the job responsibilities at the two companies are remarkably similar. Once the transaction closes, we will be working to convert RSC job titles to United Rentals positions by looking at a combination of each person’s responsibilities and experience. Where needed, new job titles are being created for roles that have emerged from the integration process.

Should your job title change as a result of this process, your manager or HR director will review it with you and discuss the impact on your responsibilities, if any.

9.	What should I tell my customers about the products and services of the combined company?

When the transaction closes, we will combine the two premier companies in the equipment rental industry to provide unmatched customer service and value. Together we will support our customers through the very best people, solutions and equipment in the industry.

Our dedicated employees combine proven expertise across commercial and industrial segments with a relentless focus on customer success.

We will be able to provide customers an unparalleled range of solutions, such as Total Control, RSC’s industry leading fleet management system, and specialized Power, HVAC, Trench Safety, and Tool Management services.

Customers will be able to count on us for the largest, most versatile fleet of equipment in the industry.

10.	Will I be kept informed as things move forward?

Yes, definitely. United Rentals and RSC have both always maintained a culture of openness, with strong communication channels in place. That’s not going to change. If anything, these channels will be expanded. We will continue to provide updates on this website over the coming months and you should expect to receive direct communications on “Day One” of the new organization.

Please bear in mind that change, by nature, is a fluid process and it’s natural for you to have questions. In some cases, we may not be able to share information immediately; at other times, we simply may not know the answers yet. But we will always be listening, and we’ll be in touch as often as possible.

11.	Who should I contact if I have further questions?

Media:

It is important that we all speak with one voice during this time of transition. Please direct any inquiries from the media or other third parties to Fred Bratman, SVP of Corporate Communications and Investor Relations, at 203-618-7318, fbratman@ur.com or Jeremy Fountain, Director of Marketing Communications, at 480-281-6979, jeremy.d.fountain@rscrental.com.

Customer:

For customer questions that you cannot answer, please contact your supervisor or district co-captain. If you still need guidance on how to respond to a customer query, you can call 1-888-398-7523. This hotline is for employees, not customers.

You can also direct customers to our external customer service teams:

Direct all UR customers to: 1-800-UR-RENTS

Direct all RSC customers to: 1-800-222-7777

Employee:

If you have any HR related questions or concerns, please contact your manager or call the HR integration support hotline at 1-855-774-9346.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, as they relate to United Rentals or RSC Holdings, the management of either such company or the transaction, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. United Rentals and RSC Holdings undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents United Rentals and RSC Holdings have filed with the U.S. Securities and Exchange Commission as well as the possibility that (1) United Rentals and RSC Holdings may be unable to obtain stockholder approvals required for the proposed transaction; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of United Rentals and RSC Holdings; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction; and (6) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the Securities and Exchange Commission by United Rentals and RSC Holdings. United Rentals and RSC Holdings give no assurance that it will achieve its expectations and does not assume any responsibility for the accuracy and completeness of the forward-looking statements. The foregoing list of factors is not exhaustive.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document is for informational purposes only and is not an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to purchase shares of RSC Holdings common stock will be made pursuant to a registration statement on Form S-4 and joint proxy statement/prospectus forming a part thereof that the SEC declared effective on March 23, 2012. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE VERSION OF REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You can obtain a free copy of the definitive version of the joint proxy statement/prospectus and other filings containing information about United Rentals and RSC Holdings, at the SEC’s Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.

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